SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice of Shareholders’ Meeting
Report of the Board of Statutory Auditors on the 2002 Consolidated Financial Statements of the Enel Group
Report of the External Auditors on the 2002 Consolidated Financial Statements of the Enel Group
Press Release dated May 12, 2003;
1Q2003 Consolidated Results

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

–	Notice of Shareholders’ Meeting
–	Report of the Board of Statutory Auditors on the 2002 Consolidated Financial Statements of the Enel Group;
–	Report of the External Auditors on the 2002 Consolidated Financial Statements of the Enel Group;
–	Press Release dated May 12, 2003;
–	Analyst Presentation dated May 12, 2003 — First Quarter 2003 Consolidated Results.

Notice of Shareholders’ Meeting

Enel S.p.a.
Registered Office — 137 Viale Regina Margherita, Rome
Share capital € 6,063,075,189 (fully paid in)
Tax I.D. and Companies Register of Rome: n. 00811720580
R.E.A. of Rome n. 756032
VAT Code n. 00934061003

Notice of Ordinary and Extraordinary Shareholders’ Meeting

An ordinary and an extraordinary meeting of the Shareholders (together, the “Meetings”) of Enel S.p.a. (“Enel”) will be held at the Enel Conference Center at 125 Viale Regina Margherita, Rome at 11 a.m. on May 23, 2003 (first call) or, if necessary, at 11 a.m. on May 24, 2003 (second call) to discuss and resolve on the following

AGENDA

Ordinary Meeting:

1.	Financial statements of Enel for the year ended December 31, 2002. Reports of the Board of Directors, the Board of Statutory Auditors and the External Auditors. Related resolutions. Presentation of the consolidated financial statements for the year ended December 31, 2002.

2.	Allocation of the net income for the year.

Extraordinary Meeting:

1.	Revocation, with regard to the part not yet exercised, of the power to increase the share capital delegated to the Board of Directors by the extraordinary Shareholders’ Meeting of May 25, 2001. Delegation to the Board of Directors of the power to increase the share capital in connection with the 2003 stock-option Plan by a maximum amount of 47,624,005 euro through the issue of ordinary shares reserved for executives of Enel and/or subsidiaries thereof, to be assigned through an offer of subscription by payment and with the exclusion of preemptive rights, pursuant to the combined provisions of article 2441, last paragraph, of the Civil Code and article 134, paragraphs 2 and 3, of Legislative Decree n. 58 of February 24, 1998. Inherent and consequent resolutions. Amendment of article 5 of the Bylaws.

Shareholders who submit the required certification of share ownership, issued by an authorized securities dealer in accordance with applicable law, are entitled to participate in the Meetings.

The proposed financial statements of Enel and the consolidated financial statements for the year ended December 31, 2002, together with the respective reports of the Board of Directors, have been at the public’s disposal at the registered offices of Enel and Borsa Italiana S.p.A. since March 31, 2003.

The Directors’ reports regarding the items on the agenda, which are required under Italian law, will be made available to the public at the registered offices of Enel and Borsa Italiana S.p.a. by May 8, 2003, and Shareholders may request a copy thereof.

In order to facilitate verification of their right to participate in the Meetings, Shareholders and other persons entitled to vote may submit the documentation certifying said right to Enel’s Department of Corporate Affairs by mail (Address: 137 Viale Regina Margherita — 00198 Rome, Italy; copies are accepted) or by fax at ++ 39 06 8509 5028 no later than two days prior to the date of the first call of the Meetings.

In order to facilitate verification of their authority, representatives of Shareholders or any other person entitled to vote who intend to participate in the Meetings may submit the documentation certifying their authority to Enel’s Department of Corporate Affairs in the ways and by the deadline specified in the preceding paragraph.

Experts, financial analysts and accredited journalists who wish to attend the Meetings must submit a special request to Enel’s Department of Corporate Affairs by mail or fax (at the above address or number) no later than two days prior to the date of the first call of the Meetings.

Please note that the offices responsible for personal identification and verification of the right to participate in the Meetings will be open from 9 a.m. on May 23, 2003 in connection with the first call thereof and from 9 a.m. on May 24, 2003 in connection with the second call thereof.

Should you have any questions or require additional information, please contact our special information service at ++ 39 06 8834 5212 (phone) or ++ 39 06 8834 5203 (fax).

Piero Gnudi Chairman of the Board of Directors

Report of the Board of Statutory Auditors on the 2002
Consolidated Financial Statements of the Enel Group

To our Shareholders:

     The Consolidated Financial Statements of the Enel Group at December 31, 2002 have been prepared by the Group’s Parent company, Enel S.p.A., pursuant to the provisions contained in Legislative Decree 127 dated April 9, 1991, and are made up by the Consolidated Balance Sheet, Consolidated Income Statement and the related Notes, in addition to the Report of the Board of Directors of the Group’s Parent company.

     The Report provides adequate information on operations and in particular considerations on financial and economic aspects. With reference to article 40 of the mentioned Legislative Decree, moreover, the Report of the Board contains a description of Research and Development activities, of significant events occurred after the closing of the 2002 financial year and management’s expectations of operations for the year 2003.

     The Board of Statutory Auditors acknowledges that consolidated companies — whose list and description is supplied pursuant to article 39 of Legislative Decree 127/91 — have been recorded correctly in compliance with article 26 of the mentioned Legislative Decree.

     In 2002, the consolidation area underwent significant changes as a result of the sale of Eurogen S.p.A. and the acquisition of the Viesgo and Camuzzi groups.

     The Board of Statutory Auditors examined the financial statements of consolidated subsidiaries and found them to be correct and in line with current statutory regulations. The Consolidated Balance Sheet and Income Statement for the year 2002 were compared with those for the previous year. The notes to the accounts contain the information prescribed by article 38, Legislative Decree 127/91. In particular, they include a description of the most significant accounting principles applied, in line with those adopted by the Group Parent company and those applied in the preparation of the accounts for 2001. The notes to the accounts illustrate moreover the consolidation principles applied, pursuant to the provisions of articles 31 and 32 of the mentioned Legislative Decree, that are in line with those applied in the previous year. Items contained in the financial statements and significant changes from the previous year are commented upon.

     The Board of Statutory Auditors, based also on contacts held with external auditors KPMG S.p.A., whose audit report on the Consolidated Financial Statements of the Enel Group for 2002 contained no exception, has no observation to make on the same Financial Statements.

Rome, May 6, 2003

The Board of Statutory Auditors

Report of the External Auditors on the 2002
Consolidated Financial Statements of the Enel Group

To the Shareholders of
Enel S.p.A.

1	We have audited the Consolidated Financial Statements of Enel S.p.A. and subsidiaries (the Enel Group) as at and for the year ended 31 December 2002. These Financial Statements are the responsibility of the Parent company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2	We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Consolidated Financial Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of the subsidiary Wind Telecomunicazioni S.p.A., representing approximately 15% and 12% of consolidated total assets and consolidated revenues, respectively, have been audited by other auditors, who provided us with their report thereon. Our opinion, expressed herein, with respect to the figures relating to such company included in the consolidated financial statements is based, inter alia, on the audit performed by the other auditors.

Reference should be made to the report of other auditors dated 19 April 2002 for their opinion on the prior year figures which are presented for comparative purposes as required by law.

3	In our opinion, the Consolidated Financial Statements of the Enel Group as at and for the year ended 31 December 2002 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the Group.

4	We draw your attention to the disclosures provided by the directors in the Notes to the Consolidated Financial Statements and Report on operations on the following matters:

•	the Enel Group has certain disputes in course and other uncertain positions, mainly of a tariff, environmental and urban nature, from which costs may be incurred in the case of an unfavourable outcome, which is, however, considered remote. Such costs are not quantifiable at the present date;

•	extraordinary items for the year include, inter alia, a write-down for permanent impairment of the goodwill attributable to the Wind Group, based on a current appraisal made by the directors of the Parent company, Enel S.p.A., which takes into consideration the forecast prospects for the telecommunications sector;

•	included in the section “Events subsequent to 31 December 2002 and outlook” of the Report on operations, is a statement as to the possibility that the law to enact Law Decree no. 25 of 18 February 2003 may eliminate the “hydroelectric surcharge” from 1 January 2002. At the date of the preparation of the Consolidated Financial Statements, there still remained uncertainty as to the manner in which the Decree would be enacted, and to what extent, and, accordingly, the Enel Group has correctly recorded the costs of such surcharge in the 2002 income statement, quantifying its respective effect. Law Decree no. 25 of 18 February 2003 has now been fully enacted without modifications, although the norms for the timing and terms of the reimbursement have yet to be issued.

Rome, May 2, 2003

KPMG S.p.A.

Press Release

ENEL BOARD APPROVES 2003 Q1 RESULTS
REVENUES +6.6%, EBITDA +27%
PROFIT TRIPLED TO 864 MILLION EURO
DEBT REDUCED BY 1.6 BILLION EURO SINCE END 2002
PAOLO SCARONI: “THE REFOCUSED STRATEGY IS BEGINNING TO DELIVER BENEFITS”

Rome, May 12, 2003 — The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the Group’s results for the first quarter of 2003.

FINANCIAL RESULTS

•	Revenues: 8,069 million euro (7,566 million euro in 2002).
•	Ebitda: 2,376 million euro (1,864 million euro in 2002).
•	Ebit: 1,204 million euro (754 million euro in 2002).
•	Net income: 864 million euro (284 million euro in 2002) .
•	Financial debt: 22,831 million euro (24,467 million euro at end 2002).

To allow like-for-like comparisons, the 2002 figures are restated on a pro-forma basis. They exclude Eurogen and Interpower from January 1st 2002.

Enel chief executive Paolo Scaroni said: “The growth in Enel’s results is encouraging and we expect the strong performance to continue over the full year. Both the energy divisions and Wind exceeded targets in terms of revenues and profit.”

The results of the first quarter highlight the first effects of the industrial plan, approved at the beginning of the year, which focuses on the energy business, efficiency gains and a rationalisation of investments. Wind continues to grow.

THE FIRST QUARTER IN SUMMARY

Demand for electricity in Italy grew by 2.6%, climbing from 78.4 billion kWh to 80.4 billion kWh in 2003. Electricity dispatched on Enel’s distribution network totalled 60.2 billion kWh (58.7 billion kWh in 2002). Total sales to final customers on the regulated and free markets were 38.3 billion kWh (-15.7% from 2002), following the increased competition on the free market in addition to the decrease in electricity purchases from third parties (import and domestic CIP 6 generation) for resale. Enel’s net generation was 32.7 billion kWh, in line (+0.4%) with 2002, on a like-for-like basis. Hydroelectric generation rose 42.3%, reflecting an increased water supply in the first months of the year.

First quarter 2003 consolidated results

To allow like-for-like comparisons, the 2002 figures are restated on a pro-forma basis. They exclude Eurogen and Interpower from January 1st 2002.

Revenues stood at 8,069 million euro, an increase of 6.6% compared with 2002 (7,566 million euro).

Ebitda (gross operating margin) was 2,376 million euro, an increase of over 27% compared with 2002 (1,864 million euro) mainly due to the contribution from Generation & Energy Management and growth in gas and Wind.

Ebit (operating income) rose by approximately 60% from 754 million euro in 2002 to 1,204 million euro in 2003.

Group net income came to 864 million euro (284 million euro in 2002) benefiting from a capital gain of 359 million euro generated by the disposal of Interpower (317 million euro net of taxes), as well as the improvement of the operating activities. Net income also included taxation of 440 million euro.

Total shareholders’ equity stood at 21,694 million euro (20,842 million euro at end 2002) and financial debt at 22,831 million euro (24,467 million euro at end 2002), down by 1,636 million euro (-6.7%), due to a positive contribution from operating cash flow. The debt to equity ratio at the end of March 2003 was 1.05 (1.17 at end 2002).

Total capital expenditure for the period was 771 million euro, down 241 million euro compared with 2002 pro-forma mainly as a result of a reduction of investment in Wind.

The Group numbered 68,792 employees at the end of March 2003 (71,204 at end 2002). The balance of new hires and employees leaving the Group was a negative 516, while changes in the consolidation area brought a reduction of 1,896 employees.

Results by division

In Generation and Energy Management, revenues rose by 24.7% to 3,554 million euro (2,851 million euro in 2002) with Ebitda up 36.3% to 1,213 million euro and Ebit up 52.4% to 905 million euro.

Revenues in the Networks and Sales divisions rose to 5,348 million euro from 5,187 million euro (+3.1%). Ebitda was 587 million euro compared with 495 million euro a year earlier (+18.6%) and Ebit was 253 million euro compared with 171 million euro in 2002 (+48%).

In Wind, revenues rose to 1,044 million euro from 921 million euro, an increase of 13.4%. Ebitda doubled to 230 million euro from 117 million euro, while Ebit improved by 80 million euro, up from negative 248 million euro, to negative 168 million euro.

Terna revenues stood at 248 million euro, an increase of 6% from 234 million euro a year earlier. Ebitda raised to 183 million euro (168 million euro in 2002), an increase of 8.9%. Ebit was 120 million euro, an increase of 14.3% from 105 million euro in 2002.

At 6:00 PM, there will be a conference call for financial analysts and investors. Journalists will be also able to listen in to the call.

Support material will be available at www.enel.it in the Investor Relations section. The consolidated balance sheet and income statement tables follow.

Consolidated Income Statement

	1st Quarter

In millions of euro	2003		2002 restated		Change		1st Quarter 2002

		(%)		(%)		(%)		(%)
Revenues:
- Electricity and Electricity Equalization Fund contributions	5,139	63.7	5,205	68.8	(66)	(1.3)	5,035	68.6
- Telecommunication services	947	11.7	863	11.4	84	9.7	863	11.7
- Gas sales to final customers	495	6.1	148	2.0	347	234.5	148	2.0
- Other services, sales and revenues	1,488	18.5	1,350	17.8	138	10.2	1,301	17.7
Total revenues	8,069	100.0	7,566	100.0	503	6.6	7,347	100.0

Operating costs:
- Personnel	876	10.9	868	11.5	8	0.9	903	12.3
- Fuel consumption for thermal generation	939	11.6	1,001	13.2	(62)	(6.2)	1,232	16.8
- Electricity purchased	1,448	17.9	1,672	22.1	(224)	(13.4)	1,231	16.8
- Interconnections and roaming	345	4.3	370	4.9	(25)	(6.8)	370	5.0
- Services, leases and rentals	911	11.3	917	12.1	(6)	(0.7)	942	12.8
- Fuel for trading and gas for distribution	853	10.6	635	8.4	218	34.3	415	5.7
- Materials	337	4.2	361	4.8	(24)	(6.6)	356	4.8
- Other costs	223	2.8	104	1.4	119	114.4	111	1.5
- Capitalized expenses	(239)	(3.0)	(226)	(3.0)	(13)	(5.8)	(229)	(3.1)
Total operating costs	5,693	70.6	5,702	75.4	(9)	(0.2)	5,331	72.6

GROSS OPERATING MARGIN	2,376	29.4	1,864	24.6	512	27.5	2,016	27.4

Depreciation, amortization and accruals:
- Depreciation and amortization	1,092	13.5	1,034	13.7	58	5.6	1,180	16.1
- Accruals and write-downs	80	1.0	76	1.0	4	5.3	76	1.0
Total depreciation, amortization and accruals	1,172	14.5	1,110	14.7	62	5.6	1,256	17.1

OPERATING INCOME	1,204	14.9	754	9.9	450	59.7	760	10.3

- Net financial income (expense)	(275)	(3.4)	(271)	(3.6)	(4)	(1.5)	(278)	(3.8)
- Equity investments	(1)		11	0.2	(12)		11	0.2

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	928	11.5	494	6.5	434	87.9	493	6.7

- Extraordinary items	338	4.2	(58)	(0.8)	396		(60)	(0.8)

INCOME BEFORE TAXES	1,266	15.7	436	5.7	830	190.4	433	5.9

- Income taxes	440	5.5	188	2.5	252	134.0	190	2.6

INCOME BEFORE MINORITY INTERESTS	826	10.2	248	3.2	578	233.1	243	3.3

- Minority interests	38	0.5	36	0.5	2	5.6	36	0.5

GROUP NET INCOME	864	10.7	284	3.7	580	204.2	279	3.8

Consolidated Balance Sheet

In millions of euro	at March 31, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Tangible and intangible	49,628	50,562	(934)
- Financial	678	600	78
Total	50,306	51,162	(856)

Net current assets:
- Trade receivables	7,255	7,124	131
- Inventories	3,342	3,266	76
- Other assets and net receivables from Electricity Equalization Fund	1,064	1,042	22
- Trade payables	(5,928)	(6,726)	798
- Net tax receivables/(payables)	434	669	(235)
- Other liabilities	(6,962)	(6,615)	(347)
Total	(795)	(1,240)	445

Gross capital employed	49,511	49,922	(411)

Provisions:
- Employee termination indemnity	(1,370)	(1,415)	45
- Retirement benefits	(471)	(472)	1
- Net deferred taxes	(1,875)	(1,435)	(440)
- Other provisions	(1,270)	(1,291)	21
Total	(4,986)	(4,613)	(373)

Net capital employed	44,525	45,309	(784)

Group Shareholders’ Equity	21,634	20,772	862
Minority interests	60	70	(10)
Total Shareholders’ Equity	21,694	20,842	852

Total financial debt	22,831	24,467	(1,636)

TOTAL	44,525	45,309	(784)

1Q2003 Consolidated Results

Fulvio Conti - Chief Financial Officer

May 12th, 2003

Enel SpA
Investor Relations

Energy in tune with you

May 12th, 2003 1Q2003 Consolidated Results Fulvio Conti - Chief Financial Officer

Consolidated Financial Highlights

Income Statement (Euro Mn)

	1Q2003	1Q2002 Pro Forma	% change
Revenues	8,069	7,566	6.6%
Operating Costs	5,693	5,702	-0.2%
of which: Personnel Costs	876	868	0.9%
EBITDA	2,376	1,864	27.5%
% of Revenues	29%	25%	
EBIT	1,204	754	59.7%
% of Revenues	15%	10%	
EBT	1,266	436	190.4%
Group Net Income	864	284	204.2%
% of Revenues	11%	4%	
EPS	0.14	0.05	

Enel SpA
Investor Relations
1

Consolidated Financial Highlights Income Statement (Euro Mn)

Consolidated Financial Highlights

From EBIT to Net Income (Euro Mn)

	1Q2003	1Q2002 Pro Forma	% change
EBIT	1,204	754	59.7%
Net Financial Charges	-276	-260	6.2%
Net Extraordinary Items	338	-58	
EBT	1,266	436	190.4%
Income Taxes	440	188	134.0%
Minority Interest	38	36	5.6%
Net Income	864	284	204.2%

Enel SpA
Investor Relations
2

Consolidated Financial Highlights From EBIT to Net Income (Euro Mn)

Consolidated Financial Highlights

EBITDA and EBIT by Business Areas (Euro Mn)

	1Q2003	1Q2002 Pro Forma	% change
EBITDA			
Generation & Energy Mgmt	1,213	890	36.3%
Networks & Sales	587	495	18.6%
Services, Terna & Holding	346	362	-4.4%
Wind	230	117	96.6%
TOTAL	**2,376**	**1,864**	**27.5%**
EBIT			
Generation & Energy Mgmt	905	594	52.4%
Networks & Sales	253	171	48.0%
Services, Terna & Holding	214	237	-9.7%
Wind	-168	-248	-32.3%
TOTAL	**1,204**	**754**	**59.7%**

Enel SpA
Investor Relations
3

Consolidated Financial Highlights EBITDA and EBIT by Business Areas (Euro Mn)

Consolidated Financial Highlights

Balance Sheet (Euro Mn)

	March 31, 2003	December 31, 2002	% Change
Net Financial Debt	22,831	24,467	-6.7%
of which Wind (1)	6,836	6,621	3.2%
Shareholders' Equity	21,694	20,842	4.1%
of which minorities	60	70	
Leverage	1.05x	1.17x	
EBITDA/ Interest Coverage	8.64x	6.88x	
Net Capital Employed	44,525	45,309	-1.7%

(1) Excluding debt to Treasury for UMTS license

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Consolidated Financial Highlights Balance Sheet (Euro Mn) (1) Excluding debt to Treasury for UMTS license

Net Debt Evolution
(Euro Mn)

Down 1,636
December 31st, 2002
Extraordinary Activities
Ordinary Cash Flow from Operations
Capex
Net Financial Expenses
March 31st, 2003
ENEL
-17,846
Wind
-6,621
-24,467
+817
+1,865
-771
-275
Cash Flow from Operation
+1,911
Operating Cash Flow
+1,094
-15,995
ENEL
-6,836
Wind
-22,831

Enel SpA
Investor Relations
5

Ordinary Cash Flow from Operations Extraordinary Activities Capex Net Debt Evolution (Euro Mn) March 31st, 2003 December 31st, 2002 Down 1,636 -24,467 +817 +1,865 -771 -22,831 -6,836 -6,621 ENEL Wind ENEL Wind -275 Net Financial Expenses +1,094 +1,911 Cash Flow from Operation Operating Cash Flow -17,846 -15,995

BACK UP SLIDES

EBITDA Drivers - by Business Area

(Euro Mn)

+512
1,864
+323
+92
+15
+113
-31
2,376
1Q2002 Pro Forma
Generation & Energy Management
Networks & Sales
Terna
Wind
Holding & Other
1Q2003

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Investor Relations
7

1Q2002 Pro Forma Generation & Energy Management Networks & Sales Terna Wind 1Q2003 +512 EBITDA Drivers - by Business Area (Euro Mn) 1,864 +323 2,376 Holding & Other +92 +15 +113 -31

Generation & Energy Management

(Euro Mn)

	1Q2003	1Q2002 Pro Forma	% change
Revenues	3,554	2,851	24.7%
of which Int. Operations	99	144	
EBITDA	1,213	890	36.3%
of which Int. Operations	42	38	
EBIT	905	594	52.4%
Capex	106	197	-46.2%
Net Capital Employed[1]	14,999	15,541	-3.5%
Headcount[1]	11,856	12,911	-8.2%
Net Energy Production - domestic (GWh)	32,668	32,531	0.4%

(1) As of December 31st, 2002

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Generation & Energy Management (Euro Mn) (1) As of December 31st, 2002

Networks & Sales

(Euro Mn)

	1Q2003	1Q2002	% change
Revenues	5,348	5,187	3.1%
Electricity	4,828	4,972	-2.9%
Gas	520	215	141.9%
EBITDA	587	495	18.6%
Electricity	469	462	1.5%
Gas	118	33	257.6%
EBIT	266	174	52.9%
Capex	401	348	15.2%
Net Capital Employed[1]	11,716	12,218	-4.1%
Headcount[1]	39,596	39,895	-0.7%
Energy Dispatched (GWh)	60,222	58,744	2.5%
Energy Sold to Final Customers (GWh)	38,286	45,424	-15.7%

(1) As of December 31st, 2002

Enel SpA
Investor Relations
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Networks & Sales (Euro Mn) (1) As of December 31st, 2002

Operational Data

	1Q2003	1Q2002 Pro Forma	% change
Electricity			
Net Energy Production (GWh)	32,668	32,531	0.4%
Purchase of Energy	20,931	26,709	-21.6%
Total Volume Sold to Final Customers	38,286	45,424	-15.7%
of which: Regulated Market	35,712	38,249	-6.6%
Free Market	2,574	7,175	-64.1%
Total Energy Dispatched	60,222	58,744	2.5%
Gas			
Volumes Sold to Third Parties (mcm)	2,773	1,465	89.3%
Customers ('000)	1,726	619	178.8%

Enel SpA
Investor Relations
10

Operational Data Electricity Gas

Wind

Key Performance Indicators

Customers (mn)		1Q2003	1Q2002
Customers (mn)		29.7	25.3
Fixed		7.4	7.2
of which	CPS	1.9	1.7
	LLU [1]	0.1	-
Mobile		9.0	8.1
Internet Subscribers		13.3	10.0

Profit & Loss (€mn)	1Q2003	1Q2002
Revenues	1,044	921
EBITDA	230	117
EBIT[2]	-57	-111

ARPU (€/average month)		1Q2003	1Q2002
Fixed [6]		15.1	17.6
Mobile[3]		20.0	17.4
of which	Mobile Data	2.5	2.0

Balance Sheet (€mn)	1Q2003	4Q2002
Net Debt[4]	6,836	6,621
Net Capital Employed[5]	6,743	6,519

Enel SpA
Investor Relations
11

Wind Key Performance Indicators (1) 316.000 acquisitions of which 118.000 phisically connected (2) Excluding goodwill amortization (3) Includes revenues from voice, VAS, roaming, roamers visitors and data; includes also on-net traffic (4) Excluding debt to Treasury for UMTS license (5) Excluding goodwill (6) Includes revenues from voice, VAS, internet

Services, Terna & Holding
(Euro Mn)

	1Q2003	1Q2002 Pro Forma	% change
SERVICES & HOLDING			
Revenues	818	1,235	-33.8%
EBITDA	163	194	-16.0%
EBIT	94	132	-28.8%
Headcount	5,359	6,690	-19.9%
Capex	88	107	-17.8%
TERNA			
Revenues	248	234	6.0%
EBITDA	183	168	8.9%
EBIT	120	105	14.3%
Headcount	3,077	3,106	-0.9%
Capex	32	28	14.3%

Enel SpA
Investor Relations
12

Services, Terna & Holding (Euro Mn)

Debt Structure

	March 31st, 03	December 31st, 02	% change
Long Term	18,282	18,292	-0.1%
Short Term	5,806	7,251	-19.9%
Liquid Fund	1,257	1,076	16.8%
Net Debt	22,831	24,467	-6.7%

All figures in Euro mn

Enel SpA
Investor Relations
13

Debt Structure Average debt maturity: 4 years and 3 months (Fixed+Hedged)/Total Long Term Debt = 60% (Fixed+Hedged)/Total Net Debt = 48% S&P's: A+/A-1 negative Moody's: A1/P-1 negative Fitch: A+/F1 negative All figures in Euro mn

Capex

(Euro Mn)

-241
1,012
Terna
Services
Telecom
Networks & Sales
Generation & Energy Mgmt
28
107
332
348
197
771
32
88
144
401
106
1Q2002 Pro Forma
1Q2003

Enel SpA
Investor Relations
14

Capex (Euro Mn) 1Q2002 Pro Forma 1Q2003 1,012 771 Networks & Sales Telecom Services Generation & Energy Mgmt Terna Networks & Sales Telecom Services Generation & Energy Mgmt Terna -241

Accounting Principles

Pro forma adjusted on 2002:

- Eurogen excluded from January 1st
- Interpower excluded from January 1st

Enel SpA
Investor Relations
15

Accounting Principles Pro forma adjusted on 2002: - Eurogen excluded from January 1st - Interpower excluded from January 1st

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated:  May 12, 2003